SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-3218                           December 16, 2005

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     AXP Variable Portfolio - Investment Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     50606 Ameriprise Financial Center, Minneapolis, MN 55474

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm


To the Board of Directors of
AXP Variable Portfolio - Investment Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Variable Portfolio - Large Cap Equity Fund, RiverSource Variable Portfolio - Growth Fund, RiverSource Variable Portfolio - International Opportunity Fund (formerly RiverSource Variable Portfolio - Threadneedle International Fund), RiverSource Variable Portfolio - New Dimensions Fund, RiverSource Variable Portfolio - Small Cap Advantage Fund, RiverSource Variable Portfolio - Strategy Aggressive Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund (formerly RiverSource Variable Portfolio - Equity Select Fund), RiverSource Variable Portfolio - Emerging Markets Fund (formerly RiverSource Variable Portfolio - Threadneedle Emerging Markets Fund), RiverSource Variable Portfolio - S&P 500 Index Fund, RiverSource Variable Portfolio - Large Cap Value Fund, and RiverSource Variable Portfolio - Mid Cap Value Fund of AXP Variable Portfolio - Investment Series, Inc. (the Funds) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2005 and during the period from August 31, 2005 (the date of our last examination) through September 30, 2005. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005 and the period from August 31, 2005 through September 30, 2005, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o    Test of selected security transactions since the date of our last report.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005 and for the period from August 31, 2005 through September 30, 2005 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP
----------------
    KPMG LLP

    Minneapolis, MN
    December 16, 2005

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



     We, as members of management of RiverSource Variable Portfolio - Large Cap Equity Fund, RiverSource Variable Portfolio - Growth Fund, RiverSource Variable Portfolio - International Opportunity Fund (formerly RiverSource Variable Portfolio - Threadneedle International Fund), RiverSource Variable Portfolio - New Dimensions Fund, RiverSource Variable Portfolio - Small Cap Advantage Fund, RiverSource Variable Portfolio - Strategy Aggressive Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund (formerly RiverSource Variable Portfolio - Equity Select Fund), RiverSource Variable Portfolio - Emerging Markets Fund (formerly RiverSource Variable Portfolio - Threadneedle Emerging Markets Fund), RiverSource Variable Portfolio - S&P 500 Index Fund, RiverSource Variable Portfolio - Large Cap Value Fund, and RiverSource Variable Portfolio - Mid Cap Value Fund of AXP Variable Portfolio - Investment Series, Inc. (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2005 and from August 31, 2005 through September 30, 2005.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005 and from August 31, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Funds.



     AMERIPRISE FINANCIAL, INC.

     By: /s/ Jeffrey P. Fox
         ----------------------
             Jeffrey P. Fox, Vice President-Investment Accounting